SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GILAT SATELLITE NETWORKS LTD.
(Name of Subject Company (Issuer))

FIMI OPPORTUNITY IV, L.P.
FIMI ISRAEL OPPORTUNITY IV, LIMITED PARTNERSHIP
FIMI OPPORTUNITY V, L.P.
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP
FIMI IV 2007 LTD.
FIMI FIVE 2012 LTD.
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE
(Title of Class of Securities)

M51474118
(CUSIP Number of Class of Securities)

Amiram Boehm
FIMI FIVE 2012 Ltd.
Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

With copies to:

Sharon Amir, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel-Aviv 6789717, Israel Telephone: +972-3-623-5000	Andrew D. Thorpe Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105-2669 Telephone: (415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation* $25,573,423	Amount of Filing Fee** $2,972

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 5,166,348 ordinary shares of Gilat Satellite Networks Ltd. at a purchase price of $4.95 cash per share.
**
Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, as updated by Fee Advisory #1 for Fiscal Year 2015, by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None. Form or Registration No.: Not Applicable.	Filing Party: Not Applicable. Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by FIMI Opportunity IV, L.P, a limited partnership organized under the laws of the State of Delaware, FIMI Israel Opportunity IV, Limited Partnership, a limited partnership organized under the laws of the State of Israel, FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel (collectively, the “Bidder”), FIMI IV 2007 Ltd., FIMI Five 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Ishay Davidi, and relates to the offer by the Bidder to purchase 5,166,348 outstanding ordinary shares, nominal (par) value NIS 0.20 per share (the “Shares”), of Gilat Satellite Networks Ltd. (“Gilat”), at $4.95 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 24, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth in Section 8 (“Information Concerning Gilat”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under in Section 6 (“Price Range of the Shares Etc.”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under “Introduction,” Section 9 (“Information Concerning the Bidder Group”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

 “Summary Term Sheet;”

 “Introduction;”

 Section 1 (“Terms of the Offer; Proration; Expiration Date”);

 Section 2 (“Acceptance for Payment and Payment”);

 Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

 Section 4 (“Withdrawal Rights”);

 Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax Consequences”);

 Section 11 (“Conditions of the Offer”); and

 Section 14 (“Miscellaneous”).

The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), respectively, is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer—Related Party Transactions,” Section 9 (“Information Concerning the Bidder Group”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer—Background” and “Background to the Offer—Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c)(1) through (c)(7) The information set forth in the Offer to Purchase under “Background to the Offer—Plans for Gilat after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning the Bidder Group”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer—Background” and Section 10 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer—Related Party Transactions,” Section 9 (“Information Concerning the Bidder Group”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Financial and pro forma information with respect to the Bidder has not been included in this Schedule TO because each member of the Bidder Group believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. The members of the Bidder Group believe that the financial condition of the Bidder is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Bidder has sufficient sources of cash, including credit lines, to purchase the Shares and, as described in the Offer to Purchase, (A) the Israeli Depositary has agreed to guarantee the Bidder’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, the Bidder has engaged the Israeli Depositary to act as an escrow agent and has deposited cash into an escrow account in an amount sufficient to pay for the maximum number of Shares that the Bidder is offering to purchase in the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under “Background to the Offer—Interest of Persons in the Offer,” “Background to the Offer—Related Party Transactions,” Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning the Bidder Group”) and Section 12 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. The Bidder is not aware of any pending material legal proceedings relating to the Offer.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

On October 24, 2014, the Bidder issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated October 24, 2014.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(F)	Notice of Objection.
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Text of Press Release issued by the Bidder on October 24, 2014.
(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on October 24, 2014.*

(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on October 24, 2014.*
(b)	Not applicable.
(c)	Not applicable.
(d)
Agreement, dated September 17, 2014, by and among (1) FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership, and (2) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd. (incorporated by reference to Exhibit 3 to Amendment No. 10 to Schedule 13D filed on September 18, 2014 by York Capital Management Global Advisors, LLC (File No. 005-49455).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

FIMI OPPORTUNITY IV, L.P. By: FIMI IV 2007 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY IV, LIMITED PARTNERSHIP By: FIMI IV 2007 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI OPPORTUNITY V, L.P. By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI IV 2007 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI FIVE 2012 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
/s/ Ishay Davidi Ishay Davidi
Dated: October 24, 2014

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated October 24, 2014.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(1)(F)	Notice of Objection.
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Text of Press Release issued by the Bidder on October 24, 2014.
(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on October 24, 2014.*
(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on October 24, 2014.*
(b)	Not applicable.
(c)	Not applicable.
(d)
Agreement, dated September 17, 2014, by and among (1) FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership, and (2) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd. (incorporated by reference to Exhibit 3 to Amendment No. 10 to Schedule 13D filed on September 18, 2014 by York Capital Management Global Advisors, LLC (File No. 005-49455).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew.